SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Transaction in own shares

Prudential plc (the "Company") announces today it has purchased the following number of its ordinary shares of 5 pence each through Barclays Capital Securities Limited ("Barclays") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's 2024 Annual General Meeting (the "Purchase"). The Purchase was effected in accordance with the agreement entered into with Barclays, as announced on 5 December 2024.

          Date of purchase: 16 April 2025

          Aggregate number of ordinary shares purchased: 260,000 (ISIN GB0007099541)

          Lowest price paid per share: GBP 7.5740

          Highest price paid per share: GBP 7.7620

          Average price paid per share: GBP 7.6729

The Company intends to cancel the purchased shares. Following the above transaction, the Company will have 2,608,997,013 shares in issue.

Therefore, the total number of voting rights in the Company will be 2,608,997,013 and this figure may be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

All shares were purchased from Barclays as an on-exchange transaction subject to the rules of the London Stock Exchange and the Hong Kong Code on Share Buy-backs.

Schedule of Purchases:

        Issuer name: Prudential plc

        ISIN: GB0007099541

        Intermediary name: Barclays Capital Securities Limited

        Intermediary Code: BARCGB91

        Currency: GBP

Aggregated information:

Venue	Volume-weighted average price	Aggregated volume	Lowest price paid per share	Highest price paid per share
BATS	£7.6594	34,474	£7.5780	£7.7580
CHI-X	£7.6664	65,015	£7.5760	£7.7620
London Stock Exchange	£7.6827	92,523	£7.5840	£7.7620
Turquoise	£7.6559	40,159	£7.5740	£7.7580
Aquis	£7.6967	27,829	£7.6420	£7.7600

Disaggregated information:

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Barclays on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/3597F_1-2025-4-16.pdf

This announcement will also be available on Prudential's website at:

LSE - Prudential plc

Additional information

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 April 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary